SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K


                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                      For the year ended December 31, 1996

                          Commission file number 1-7911


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                       JAMES RIVER CORPORATION OF VIRGINIA
                            STOCKPLUS INVESTMENT PLAN


            B. Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office:

                       JAMES RIVER CORPORATION OF VIRGINIA
                  120 Tredegar Street, Richmond, Virginia 23219

                       JAMES RIVER CORPORATION OF VIRGINIA

                            STOCKPLUS INVESTMENT PLAN
       INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                                   ----------

                                                                           Pages

Report of independent accountants                                             3

Financial statements:

  Statements of net assets available for benefits, with fund information
     as of December 31, 1996 and December 31, 1995                          4-7

  Statement of changes in net assets available for benefits, with fund
     information for the year ended December 31, 1996                       8-9

   Notes to financial statements                                          10-17

Supplemental schedules:

  Assets held for investment purposes as of December 31, 1996                18

  Loans or fixed income obligations in default for the year ended
     December 31, 1996                                                        *

  Leases in default or classified as uncollectible for the year ended
     December 31, 1996                                                        *

  Nonexempt transactions for the year ended December 31, 1996                 *

  Reportable transactions for the year ended December 31, 1996               19

Exhibits to Annual Report on Form 11-K                                       20

Signatures                                                                   21

----------

* There were no such transactions during the period specified.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
James River Corporation of Virginia:


We have audited the accompanying statements of net assets available for benefits, with fund information, of the James River Corporation of Virginia StockPlus Investment Plan (the "Plan") as of December 31, 1996, and December 31, 1995, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1996, and December 31, 1995, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information, and the statement of changes in net assets available for benefits, with fund information, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







                                                     COOPERS & LYBRAND  L.L.P.




Richmond, Virginia
May 16, 1997




          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1996

                                                                                           Fund Information
                                                                  ------------------------------------------------------------------
                                                                  James River           Crown             Fidelity         IDS New
                                                                     Stock             Vantage            Balanced       Dimensions
                               ASSETS                                 Fund           Stock Fund             Fund            Fund
------------------------------------------------------------------------------------------------------------------------------------
Cash equivalents                                                  $4,332,649             $54,544

Investments, at fair value
   James River Common Stock (historical cost: $216,695,052)      329,330,671
   Crown Vantage Common Stock (historical cost: $9,837,829)                            6,270,756
   Mutual funds (historical cost: $68,090,382)                                                           $8,398,054     $23,346,268
   Loans receivable from participants
------------------------------------------------------------------------------------------------------------------------------------
       Total investments                                         329,330,671           6,270,756          8,398,054      23,346,268
------------------------------------------------------------------------------------------------------------------------------------

Receivables
   Employer's contributions                                          508,133                                  3,352           6,493
   Participant's contributions                                       456,068                                 35,200         136,189
   Accrued interest                                                    6,926                 333
------------------------------------------------------------------------------------------------------------------------------------

       Total receivables                                             971,127                 333             38,552         142,682
------------------------------------------------------------------------------------------------------------------------------------
          Total assets                                           334,634,447           6,325,633          8,436,606      23,488,950
------------------------------------------------------------------------------------------------------------------------------------

                            LIABILITIES

Fund transfers in transit                                            332,020               1,734                           (206,440)
Other                                                                                                       130,755         321,602
------------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                          332,020               1,734            130,755         115,162
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                               $334,302,427          $6,323,899         $8,305,851     $23,373,788
====================================================================================================================================

   The accompanying notes are an integral part of these financial statements.


          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          December 31, 1996 (continued)

                                                                                              Fund Information
                                                               --------------------------------------------------------------------
                                                               Masterworks     JPM Pierpont  JPM Pierpont     Loans
                                                                 S&P 500           Bond      Money Market       to
                               ASSETS                           Stock Fund         Fund          Fund      Participants    Total
-----------------------------------------------------------------------------------------------------------------------------------
Cash equivalents                                                                                              $162,392   $4,549,585

Investments, at fair value
   James River Common Stock (historical cost: $216,695,052)                                                             329,330,671
   Crown Vantage Common Stock (historical cost: $9,837,829)                                                               6,270,756
   Mutual funds (historical cost: $68,090,382)                $12,064,722       $3,660,458    $25,101,176                72,570,678
   Loans receivable from participants                                                                       15,236,307   15,236,307
-----------------------------------------------------------------------------------------------------------------------------------
       Total investments                                       12,064,722        3,660,458     25,101,176   15,236,307  423,408,412
-----------------------------------------------------------------------------------------------------------------------------------

Receivables
   Employer's contributions                                         3,924              810          1,513                   524,225
   Participant's contributions                                     74,584            9,616         11,248                   722,905
   Accrued interest                                                                                                           7,259
-----------------------------------------------------------------------------------------------------------------------------------

       Total receivables                                           78,508           10,426         12,761                 1,254,389
-----------------------------------------------------------------------------------------------------------------------------------
          Total assets                                         12,143,230        3,670,884     25,113,937   15,398,699  429,212,386
-----------------------------------------------------------------------------------------------------------------------------------
                            LIABILITIES

Fund transfers in transit                                         (12,577)                       (114,737)
Other                                                              98,651           26,801        352,547                   930,356
-----------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                        86,074           26,801        237,810                   930,356
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                             $12,057,156       $3,644,083    $24,876,127  $15,398,699 $428,282,030
===================================================================================================================================
The accompanying notes are an integral part of these financial statements.



          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1995

                                                                                      Fund Information
                                                               ----------------------------------------------------------
                                                               James River         Crown         Fidelity        IDS New
                                                                  Stock           Vantage        Balanced      Dimensions
                               ASSETS                              Fund         Stock Fund         Fund           Fund
-------------------------------------------------------------------------------------------------------------------------
Cash equivalents                                                $4,604,637        $139,032         $1,900          $4,401

Investments, at fair value
   James River Common Stock (historical cost: $238,848,378)    268,595,736
   Crown Vantage Common Stock (historical cost: $13,415,100)                    14,337,139
   Mutual funds (historical cost: $61,518,716)                                                  7,883,526      13,317,020
   Loans receivable from participants
--------------------------------------------------------------------------------------------------------------------------
       Total investments                                       268,595,736      14,337,139      7,883,526      13,317,020
--------------------------------------------------------------------------------------------------------------------------

Receivables
   Employer's contributions                                        406,692                          4,818           5,391
   Participant's contributions                                     633,592                         30,327          65,424
   Accrued interest                                                 11,736             367
--------------------------------------------------------------------------------------------------------------------------

       Total receivables                                         1,052,020             367         35,145          70,815
--------------------------------------------------------------------------------------------------------------------------
          Total assets                                         274,252,393      14,476,538      7,920,571      13,392,236
--------------------------------------------------------------------------------------------------------------------------

                             LIABILITIES

Fund transfers in transit                                          395,521         (9,865)        (41,955)         (9,164)
Other                                                                                              82,682          86,801
--------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                        395,521         (9,865)         40,727          77,637
--------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                             $273,856,872    $14,486,403      $7,879,844     $13,314,599
==========================================================================================================================

The accompanying notes are an integral part of these financial statements.



          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          December 31, 1995 (continued)

                                                                                          Fund Information
                                                            -----------------------------------------------------------------------
                                                            Masterworks    JPM Pierpont    JPM Pierpont       Loans
                                                              S&P 500          Bond        Money Market        to
                               ASSETS                        Stock Fund        Fund            Fund       Participants      Total
-----------------------------------------------------------------------------------------------------------------------------------
Cash equivalents                                                $1,730      $40,942           $3,277                     $4,795,919

Investments, at fair value
   James River Common Stock (historical cost: $238,848,378)                                                             268,595,736
   Crown Vantage Common Stock (historical cost: $13,415,100)                                                             14,337,139
   Mutual funds (historical cost: $61,518,716)               6,876,778    2,836,272       31,895,076                     62,808,672
   Loans receivable from participants                                                                     $16,295,046    16,295,046
-----------------------------------------------------------------------------------------------------------------------------------
       Total investments                                     6,876,778    2,836,272       31,895,076       16,295,046   362,036,593
-----------------------------------------------------------------------------------------------------------------------------------

Receivables
   Employer's contributions                                      2,251          742            1,836                        421,730
   Participant's contributions                                  19,505        4,222            7,801                        760,871
   Accrued interest                                                                                5                         12,108
-----------------------------------------------------------------------------------------------------------------------------------

       Total receivables                                        21,756        4,964            9,642                      1,194,709
-----------------------------------------------------------------------------------------------------------------------------------
          Total assets                                       6,900,264    2,882,178       31,907,995       16,295,046   368,027,221
-----------------------------------------------------------------------------------------------------------------------------------
                             LIABILITIES

Fund transfers in transit                                      (12,661)      73,718         (395,594)
Other                                                           45,074                           995                        215,552

-----------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                     32,413       73,718         (394,599)                       215,552
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits                           $6,867,851   $2,808,460      $32,302,594      $16,295,046  $367,811,669
===================================================================================================================================
The accompanying notes are an integral part of these financial statements.


          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1996
                                                                                               Fund Information
                                                                    ---------------------------------------------------------------
                                                                    James River       Crown      Fidelity    IDS New    Masterworks
                                                                       Stock         Vantage    Balanced    Dimensions    S&P 500
                                                                        Fund       Stock Fund     Fund        Fund       Stock Fund
-----------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributable to:
  Investment income:
    Cash dividends on James River Common Stock and mutual funds      $6,618,825                  $383,547    $882,475      $359,468
    Interest on mutual funds
    Interest on cash equivalents
    Interest on loans to participants
-----------------------------------------------------------------------------------------------------------------------------------
      Total investment income                                         6,618,825                   383,547     882,475       359,468
-----------------------------------------------------------------------------------------------------------------------------------
 Net appreciation (depreciation) in fair value of investments        96,081,013  $(4,713,882)     243,714   2,782,983     1,392,432
-----------------------------------------------------------------------------------------------------------------------------------
  Contributions and deposits:
     Deposits by participating employees                             19,076,354                   913,409   2,650,239     1,154,591
     Contributions by employer, before reduction for forfeitures     14,414,287                   120,769     183,463       107,662
     Rollover contributions                                             237,181                    25,840     667,483        98,598
     Refund of contributions related to highly compensated
      employees                                                        (770,838)
     Partial recovery of investment writedown
-----------------------------------------------------------------------------------------------------------------------------------
        Total contributions and deposits                             32,956,984                 1,060,018   3,501,185     1,360,851
-----------------------------------------------------------------------------------------------------------------------------------
          Total additions (deductions)                              135,656,822   (4,713,882)   1,687,279   7,166,643     3,112,751
-----------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributable to:
   Distributions to participants                                    (30,445,235)  (1,164,603)  (1,481,496) (2,734,951)   (1,349,858)
   Forfeitures                                                           (3,682)
   Administrative costs                                                (175,285)        (375)      (1,006)       (428)         (223)
-----------------------------------------------------------------------------------------------------------------------------------
    Total deductions                                                (30,624,202)  (1,164,978)  (1,482,502) (2,735,379)   (1,350,081)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) prior to interfund transfers                105,032,620   (5,878,860)     204,777   4,431,264     1,762,670
-----------------------------------------------------------------------------------------------------------------------------------
Transfers between funds:
   Transfers between investment funds                               (16,005,829)  (1,166,903)     583,671   7,663,343     4,457,276
   Loans to participants                                             (6,725,893)    (217,393)    (122,622)   (408,242)     (223,986)
   Loan repayments                                                    6,620,181                    74,658     215,046       109,946
-----------------------------------------------------------------------------------------------------------------------------------
    Total transfers between funds                                   (16,111,541)  (1,384,296)     535,707   7,470,147     4,343,236
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets available for benefits,
  prior to divestitures                                              88,921,079   (7,263,156)     740,484  11,901,411     6,105,906
-----------------------------------------------------------------------------------------------------------------------------------
   Assets transferred to other plans (Note 1(a))                    (28,475,524)    (899,348)    (314,477) (1,842,222)     (916,601)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets available for benefits         60,445,555   (8,162,504)     426,007  10,059,189     5,189,305
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits:
   Beginning of year                                                273,856,872   14,486,403    7,879,844  13,314,599     6,867,851
-----------------------------------------------------------------------------------------------------------------------------------
End of year                                                        $334,302,427   $6,323,899   $8,305,851 $23,373,788   $12,057,156
===================================================================================================================================


The accompanying notes are an integral part of these financial statements.


          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          December 31, 1996 (continued)
                                                                                         Fund Information
                                                                --------------------------------------------------------------------
                                                                JPM Pierpont   JPM Pierpont  Executive Life   Loans
                                                                    Bond       Money Market  Fixed Income       to
                                                                    Fund           Fund          Fund      Participants    Total
------------------------------------------------------------------------------------------------------------------------------------
Additions to net assets attributable to:
  Investment income:
    Cash dividends on James River Common Stock and mutual funds   $208,583                                               $8,452,898
    Interest on mutual funds                                                    $1,416,528                                1,416,528
    Interest on cash equivalents                                                                  $599                          599
    Interest on loans to participants                                                                     $1,154,562      1,154,562
------------------------------------------------------------------------------------------------------------------------------------
      Total investment income                                      208,583       1,416,528         599     1,154,562     11,024,587
------------------------------------------------------------------------------------------------------------------------------------
 Net appreciation (depreciation) in fair value of investments     (123,572)                                              95,662,688
------------------------------------------------------------------------------------------------------------------------------------
  Contributions and deposits:
     Deposits by participating employees                           189,110         264,667                               24,248,370
     Contributions by employer, before reduction for forfeitures    28,787          58,385                               14,913,353
     Rollover contributions                                        126,509           5,684                                1,161,295
     Refund of contributions related to highly compensated
      employees                                                                                                            (770,838)
     Partial recovery of investment writedown                                                  394,071                      394,071
------------------------------------------------------------------------------------------------------------------------------------
         Total contributions and deposits                          344,406         328,736     394,071                   39,946,251
------------------------------------------------------------------------------------------------------------------------------------
           Total additions (deductions)                            429,417       1,745,264     394,670     1,154,562    146,633,526
------------------------------------------------------------------------------------------------------------------------------------
Deductions from net assets attributable to:
   Distributions to participants                                  (428,986)    (11,378,654)                 (859,004)   (49,842,787)
   Forfeitures                                                                                                               (3,682)
   Administrative costs                                                (37)         (2,372)                                (179,726)
------------------------------------------------------------------------------------------------------------------------------------
     Total deductions                                             (429,023)    (11,381,026)                 (859,004)   (50,026,195)
------------------------------------------------------------------------------------------------------------------------------------
 Net increase (decrease) prior to interfund transfers                  394      (9,635,762)    394,670       295,558     96,607,331
------------------------------------------------------------------------------------------------------------------------------------
Transfers between funds:
  Transfers between investment funds                               926,041       3,937,071    (394,670)
  Loans to participants                                            (17,878)        (78,168)                7,794,182
  Loan repayments                                                   68,457          48,378                (7,136,666)
------------------------------------------------------------------------------------------------------------------------------------
    Total transfers between funds                                  976,620       3,907,281    (394,670)      657,516
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets available for benefits,
  prior to divestitures                                            977,014      (5,728,481)                  953,074     96,607,331
------------------------------------------------------------------------------------------------------------------------------------
  Assets transferred to other plans (Note 1(a))                   (141,391)     (1,697,986)               (1,849,421)   (36,136,970)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets available for benefits       835,623      (7,426,467)                 (896,347)    60,470,361
------------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits:
  Beginning of year                                              2,808,460      32,302,594                16,295,046    367,811,669
------------------------------------------------------------------------------------------------------------------------------------
End of year                                                     $3,644,083     $24,876,127               $15,398,699   $428,282,030
====================================================================================================================================



The accompanying notes are an integral part of these financial statements.


                       JAMES RIVER CORPORATION OF VIRGINIA
                            STOCKPLUS INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS





1.  Description of the Plan:

         (a)      General

                  The following description of the James River Corporation of Virginia ("James River," the "Company," or the "Employer") StockPlus Investment Plan, amended and restated effective September 1, 1996 (the "Plan"), provides only general information on the Plan in effect as of December 31, 1996. The Plan as in effect before September 1, 1996, is referred to as the "Prior Plan." The Plan is a stock purchase plan and generally full-time employees of James River and its domestic subsidiaries are eligible to participate. Eligible employees who elect to participate in the Plan are referred to as "Participants." The Plan offers seven investment options to Participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

                  In 1996, the Company sold its Flexible Packaging and related Inks divisions, as well as several small Consumer Products
                  Business mills. As a result of these divestitures, all employees of the divested locations ceased to participate in the Plan and $36,136,970 of assets were transferred out of the Plan as of December 31, 1996.

                  On August 28, 1995, the Company spun off part of its Communications Papers Business, as well as the specialty paper-based portion of its Packaging Business, into a new company, Crown Vantage Inc. ("Crown"). The existing shareholders of the Company on record as of August 25, 1995, received one share of Crown Vantage Inc. common stock, no par value ("Crown Vantage Common Stock") for each ten shares held by the shareholder. The Plan was amended to create an investment fund consisting primarily of Crown Vantage Common Stock (the "Crown Vantage Stock Fund"). As a result of the spin-off, during 1995, the Plan received a stock distribution of 1,338,892 shares of Crown valued at a cost of $17,852,205. Effective as of August 22, 1995, all employees of Crown ceased to participate in the Plan and, in 1995 after the spin-off of Crown, $92,143,542 of assets were transferred out of the Plan.



         (b)      Contributions

                  Effective July 1, 1994, Participants in the Plan may elect to contribute from 1% to 10% of their compensation through payroll deductions; all contributions will be made as before-tax contributions under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Contributions will be invested by The Bank of New York, the Plan's Trustee, into investment funds at the direction of each Participant. Prior to September 1, 1996, in order to receive matching contributions from the Company, before-tax contributions made by Participants who had not reached age 57 were required to be invested in the James River Stock Fund, as defined in Note 1(e).

                  Prior to September 1, 1996, the Company made matching contributions on behalf of the eligible Participants pursuant to the following schedule:

                  Participant Contribution           Company Contribution
                       as a Percentage                as a Percentage of
                       of Compensation         Participant's Total Contribution
                             1%                              120%
                             2%                              100%
                             3%                              90%
                             4%                              80%
                             5%                              70%
                             6%                              60%


                  Effective September 1, 1996, the Company makes matching contributions to the James River Stock Fund equal to 60% of employee contributions up to 6% of compensation, regardless of the fund in which they are invested. The Company makes no matching contributions with respect to the portion of a Participant's contributions that exceeds 6% of the Participant's compensation.

                  Also effective September 1, 1996, the Company makes discretionary contributions to all eligible Participants' accounts equal to 1% of compensation, which are invested in the James River Stock Fund.

         (c)      Participant Accounts

                  Each Participant's account is credited with the Participant's contributions and allocations of the Company's matching and discretionary contributions and Plan earnings. Allocations of contributions and earnings are based on the Participant's contributions or account balances, as defined in the Plan.
                  Participant's accounts are charged with an allocation of administrative expenses in the form of a quarterly fee and certain transaction fees, as applicable.

         (d)      Vesting

                  Effective July 1, 1994, each Participant is 100% vested in all of his Plan accounts. A Participant's vested accounts may not be forfeited or refunded, except to meet anti-discrimination requirements as described in Note 1(i).

         (e)      Investment Options

                  The following investment funds have been established for the investment of Plan assets: (i) an investment fund consisting primarily of James River Common Stock (the "James River Stock Fund"), (ii) the Crown Vantage Stock Fund, (iii) the Fidelity Balanced Fund, (iv) the IDS New Dimensions Fund, (v) the Masterworks S&P 500 Stock Fund, (vi) the JPM Pierpont Bond Fund, and (vii) the JPM Pierpont Money Market Fund. The Fidelity Balanced Fund is a mutual fund which is invested in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. The IDS New Dimensions Fund is a mutual fund which is invested primarily in common stocks of U.S. and foreign companies showing potential for significant growth; the fund also invests in preferred stocks, debt securities and money market instruments. The Masterworks S&P 500 Stock Fund is a mutual fund which is invested in substantially the same percentages of common stocks as the Standard & Poor's 500 Composite Stock Price Index. The JPM Pierpont Bond Fund is a mutual fund which is invested in the U.S. Fixed Income Portfolio, an open-end management investment company; a substantial portion of this fund is invested in bonds. The JPM Pierpont Money Market Fund is a mutual fund which is invested in high quality U.S. dollar denominated securities which have effective maturities of not more than 13 months.

                  In addition, the T. Rowe Price Fixed Income Fund, which was frozen as of July 1, 1994, was invested in a managed pool of guaranteed investment contracts and structured investment contracts of various insurance companies through July 1995. Unless participants elected otherwise, all investments held in the T. Rowe Price Fixed Income Fund as of July 1995 were transferred to the JPM Pierpont Money Market Fund.

                  As described below, Participants have the right to direct the investment of certain of their Plan accounts and contributions into any of the Plan's available investment funds.

                  Effective September 1, 1996, a Participant may elect to invest his before-tax contributions into any of the available investment funds. All employee contributions may be transferred or reinvested into any of the Plan's available investment funds without restriction. The Company's matching and discretionary contributions are invested in the James River Stock Fund and must remain in that fund until the Participant attains age 57. Participants who have attained age 57 may direct the investment of all funds in their accounts, including matching and discretionary contributions, into any of the Plan's available investment funds.

                  Each Participant may direct the investment of the portion of his account that is invested in the Crown Vantage Stock Fund into any of the other available investment funds. However, Participants may not transfer assets from other investment funds to the Crown Vantage Stock Fund. Participants may transfer certain assets previously held under another tax-qualified plan into the Plan. Such assets are held in a rollover account as defined in the Plan. Participants may also elect to have certain distributions transferred out of the Plan and paid directly to an eligible tax-qualified plan.

         (f)      Participant Loans

                  Participants are permitted to borrow from the Plan amounts up to one-half of the Participants' vested interest, subject to a minimum of $1,000 and a maximum of $50,000. Prior to September 1, 1996, a loan could not be made from a Participant's before-tax contributions that were made on or after July 1, 1994, that were matched by Company contributions, and that had not been held in the Plan for 24 months. For accounting purposes, Plan assets attributable to a Participant's individual account will be liquidated to provide the funds to be loaned (see Note 2(e)). Loans are repayable over a period of up to five years, except for loans to purchase a primary residence, which may be repaid over a period of up to ten years. Loans bear interest at the prime rate in effect on the first day of the month in which the loan application is received plus 1%. All principal and interest payments made by a Participant are credited to the investment funds in which the Participants' account is invested. As of December 31, 1996, there were 4,822 Participants with outstanding loans.

         (g)      Distributions and Withdrawals

                  Distributions are recorded when paid. If a Participant retires, dies, terminates employment, or incurs a permanent disability, the Participant's accounts will be distributed in one of the following forms selected by the Participant: (i) a lump sum payment or (ii) monthly installments over a certain period of time. Distributions from Participants' accounts invested in the James River Stock Fund are payable in whole shares of James River Common Stock, with the value of fractional shares paid in cash, or entirely in cash. The portion of a Participant's accounts that is invested in other investment funds is payable in cash. If a Participant's account balance has ever exceeded $3,500, a distribution will not be made to the Participant before age 70 without the Participant's consent, and the Participant may elect to postpone commencement of his benefits to a date not later than his 70th birthday. In addition, the portion of a Participant's account that is transferred from another plan to this Plan and that is subject to the qualified joint and survivor annuity rules of Sections 401(a) (11) and 417 of the Internal Revenue Code (known as the "J&S Account") shall be paid through an annuity from the Plan or a purchased commercial annuity for a Participant whose vested account balance has ever exceeded $3,500, unless the Participant and his spouse (if applicable) elect otherwise.

                  With limited exceptions, withdrawals may be made from a Participant's account attributable to after-tax contributions, the portion of Company after-tax matching contributions, and rollover contributions. A Participant who reaches age 59-1/2 may elect a one-time withdrawal of the entire balance in his accounts. Participants who have not attained age 59-1/2 can only access these contributions in the event of financial hardship.

         (h)      Voting, Tender and Exercise of Other Rights

                  If timely instructions are not received from a Participant, the Trustee shall vote, tender or exercise similar rights with respect to shares of James River Common Stock in the Participant's account in such manner as the Trustee deems appropriate.

         (i)      Anti-Discrimination Requirements

                  The Plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in
                  Section  401(k) of the  Internal  Revenue  Code.  For years in
                  which  the  Plan  does  not  meet  these   requirements,   the
                  provisions of the Plan require that a refund of employee contributions be made to highly compensated employees within two and one-half months after the close of the Plan year.
                  Refunds made during the Plan year ended December 31, 1996, have been reflected as a reduction of contributions and deposits on the statement of changes in net assets available for benefits, with fund information.

         (j)      Number of Participants

                  There were 16,368 and 17,987 Participants in the Plan as of December 31, 1996 and December 31, 1995, respectively. The number of Participants investing in each of the Plan's funds as of those dates was as follows (Participants may be included in more than one fund, as applicable):

                                                           1996       1995
                                                          -------    ------
                    James River Stock Fund                 15,879    17,725
                    Crown Vantage Stock Fund               12,526    16,672
                    Fidelity Balanced Fund                  1,516     1,109
                    IDS New Dimensions Fund                 3,002     1,919
                    Masterworks S&P 500 Stock Fund          2,046       922
                    JPM Pierpont Bond Fund                    540       361
                    JPM Pierpont Money Market Fund          1,328     1,344
                    Executive Life Fixed Income Fund                    556

         (k)      Assets Transferred to Other Plans

                  These amounts represent account balances transferred out of the Plan related to certain 1996 divestitures as described in
                  Note 1(a).

2.  Summary of Significant Accounting Policies:

         (a)      Basis of Accounting

                  The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

         (b)      Cash Equivalents

                  All  deposits  of  contributions  to the  Plan  are  initially invested in an interest-bearing account pending their investment in the available investment funds. Interest earned on such investments is credited to the individual Participant's accounts based on each Participant's account balance. Cash equivalents are stated at cost which approximates market value.

         (c)      Investment Valuation

                  The investments in James River Common Stock and Crown Vantage Common Stock are stated at market value, based on their closing prices on the New York Stock Exchange Composite Tape on the last trading day of the period. The number of shares of James River Common Stock held by the Plan was 9,942,058 and 11,133,502 on December 31, 1996, and December 31, 1995,
                  respectively. The closing market price per share of James River Common Stock was $33.125 and $24.125 on December 31, 1996, and December 31, 1995, respectively. The Plan also held Crown Vantage Common Stock of 737,736 shares at $8.50 per share and 1,006,115 shares at $14.25 per share on December 31, 1996, and December 31, 1995, respectively.

                  Investments held in the Fidelity Balanced Fund, the Masterworks S&P 500 Stock Fund, the JPM Pierpont Bond Fund and the JPM Pierpont Money Market Fund are stated at the market value of shares held by the Plan as of year end. Investments in the IDS New Dimensions Fund are reported at market value or a reasonable approximation thereof, except for securities maturing in 60 days or less which are valued at amortized cost.

                  Loans  receivable from  Participants are valued at the balance
                  of  amounts  due  from  Participants,   plus  accrued interest
                  thereon, which approximates fair value.

                  As of December 31, 1996, the assets of the Plan were held under an Agreement of Trust with The Bank of New York, New York, New York (the "Trustee"). State Street Global Advisors, (formerly known as State Street Bank and Trust), Bloomington, Minnesota, serves as recordkeeper for the Plan.

         (d)      Security Transactions and Related Investment Income

                  Security transactions are accounted for as of the trade date, and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. Dividend income is allocated to the individual Participant's accounts based on each Participant's share of fund investments. The cost of securities sold is determined on an average cost basis.

         (e)      Realized Gains (Losses) on Common Stock

                  When a Participant (i) borrows funds, (ii) makes a transfer between funds, or (iii) receives a distribution from his account, current cash contributions to the Plan are used to provide the funds to be distributed or transferred. For accounting purposes, the average cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the account of that Participant, and the value of such shares is reallocated to the current Participants' contributions. Accordingly, the Plan realizes a gain or loss for the difference between the average cost basis of shares which would have been sold and the fair value of such shares on the distribution date.

         (f)      Contributions and Deposits

                  Employee contributions are recorded as of the date the contributions are withheld from employees' compensation. Employer contributions are based on amounts withheld from participating employees' wages and are therefore recorded as of the date the employees' contributions are withheld. Employee and employer contributions are transferred to the Trustee promptly, one week after employee contributions are withheld from compensation.

         (g)      Withdrawals

                  Withdrawals from the Plan by Participants are presented at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals are recorded when paid.

         (h)      Net Appreciation (Depreciation) in Fair Value of Investments

                  Net appreciation or depreciation in the fair value of the investments consists of (i) unrealized appreciation or depreciation of investments held by the Plan, (ii) realized gains or losses on the sale of Plan investments (see Note 2(e)) and (iii) unrealized appreciation or depreciation resulting from investments distributed to Participants. Such amounts are allocated to the individual Participant's accounts based on each Participant's share of fund investments.

         (i)      Use of Estimates

                  Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts reported therein. Actual results could differ from those estimates.

         (j)      Reclassifications

                  Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.



3.  Investment in Executive Life Guaranteed Investment Contract:

         On April 11, 1991, the California Insurance Commissioner obtained a court order placing Executive Life in conservatorship and under his exclusive control. Part of the court order imposed a moratorium upon surrenders, policy loans, transfers of account balances, and similar cash disbursement transactions. Accordingly, as a result of the court mandated moratorium, Participants holding balances in the Executive Life Fixed Income Fund who had not transferred such balances to other eligible funds within the Plan prior to January 1, 1991, were prohibited from making withdrawals, loans, fund transfers, or final distributions from this fund until such time as the California court permitted cash withdrawals. The Plan accrued interest income under the Executive Life guaranteed investment contract at the stated contract rate through April 10, 1991, after which date no additional investment income has been recorded. Based upon information available, an adjustment of $1,314,373 was recorded as of December 31, 1993, for the impairment of value of the Plan's investment in the Executive Life guaranteed investment contract. As a result of a favorable decision by the California Supreme Court in 1995, an annual distribution schedule was put in place beginning in 1995 and continuing until the assets of the estate were distributed in full. Actual distributions received by the Plan from Executive Life as of December 31, 1996, totaled $7,730,344. A portion of this distribution reflects a recovery of $395,562 of the 1993 valuation adjustment. An additional distribution of $594,104 was received from Executive Life in April 1997. A small final distribution remains to be made by Executive Life. All funds received from Executive Life are allocated to the appropriate participant accounts.


4.  Plan Termination:

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.



5.  Separate Investment Fund Option Information:

         In September 1994, the American Institute of Certified Public Accountants issued Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined-Contribution Plans" (the "Practice Bulletin"). The Practice Bulletin requires the Plan to present investment fund option information segregated by participant-directed and nonparticipant-directed categories. Nonparticipant-directed net assets available for benefits in the James River Stock Fund were approximately $181,799,000 and $168,378,000 as of December 31, 1996,
         and December 31, 1995, respectively. Nonparticipant-directed activity in the James River Stock Fund for 1996 included investment income of approximately $3,476,000, net appreciation in fair value of investments of approximately $76,279,000, contributions of approximately $12,832,000, distributions of approximately $10,821,000, and assets transferred to other plans of approximately $17,277,000. Due to changes in the Plan resulting from the September 1, 1996, amendment, certain participant accounts related to pre-tax employee contributions of approximately $53,918,000 were recharacterized from nonparticipant-directed to participant-directed. Only the James River Stock Fund includes such nonparticipant-directed amounts.



6.  Units and Unit Values:

         The James River Stock Fund, the Crown Vantage Stock Fund, the Fidelity Balanced Fund, the IDS New Dimensions Fund, the Masterworks S&P 500 Stock Fund, the JPM Pierpont Bond Fund and the JPM Pierpont Money Market Fund are accounted for on a unitized, daily-valued fund basis. The number of units, calculated daily by the recordkeeper, and unit values of net assets as of December 31, 1996, were:

                                                    Units        Unit Values
                                                --------------- ---------------
          James River Stock Fund                   10,121,176          $33.03
          Crown Vantage Stock Fund                    738,773           $8.56
          Fidelity Balanced Fund                      589,904          $14.08
          IDS New Dimensions Fund                   1,128,732          $20.71
          Masterworks S&P 500 Stock Fund              757,835          $15.91
          JPM Pierpont Bond Fund                      356,913          $10.21
          JPM Pierpont Money Market Fund           24,876,127           $1.00

7.  Investments:

         Investments that represent more than 5% of the Plan's net assets are as follows:

                                                     1996             1995
                                              ----------------- ----------------
          James River Stock Fund                 $329,330,671      $268,595,736
          IDS New Dimensions Fund                  23,346,268         2,782,983
          JPM Pierpont Money Market Fund           25,101,176        31,895,076


8.  Tax Status:

         The Plan is intended to be a qualified profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code, and as such is not subject to federal income taxes. The Company has received a favorable determination letter from the Internal Revenue Service, dated January 17, 1996, with respect to the qualification of the Prior Plan. The Plan administrator and the Plan's tax counsel believe that the amended and restated Plan is designed and operated in accordance with the applicable requirements of the Internal Revenue Code. The Plan administrator will request an updated determination letter from the Internal Revenue Service.



9.  Administrative Expenses:

         Significant expenses of administering the Plan are borne by James River, which are partially offset by certain fees charged to the Participants' accounts including but not limited to: (i) a $2.50 quarterly fee per Participant, (ii) a $35 Participant loan origination fee and a $10 annual maintenance fee related to Participant loans and
         (iii) a $35 transaction fee for certain withdrawals and distributions. Administrative expenses related to the T. Rowe Price Contract were paid by the Plan.



10.  Concentration of Credit Risk:

         Financial instruments which potentially subject the Plan to concentrations of credit risk consist of temporary cash investments held by the Trustee in excess of the Federal Deposit Insurance Corporation insurance limit and investments in the James River Stock Fund, the Crown Vantage Stock Fund, the Fidelity Balanced Fund, the IDS New Dimensions Fund, the Masterworks S&P 500 Stock Fund, the JPM
         Pierpont Bond Fund, the JPM Pierpont Money Market Fund, and the Executive Life guaranteed investment contract. Credit and market risk associated with these instruments relates to the performance of the underlying investments. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.



          JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN

          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1996

          Identity of Issue               Description of Investment            Cost              Current Value
-------------------------------------- --------------------------------- ------------------ -------------------------

Cash equivalents                       Interest rate -- variable                  $4,546,045         $4,546,045

*James River Corporation of Virginia   9,942,058 shares                          216,695,052        329,330,671
Common Stock, $.10 par value

Crown Vantage Inc.                     737,736 shares                              9,837,829          6,270,756
Common Stock, no par value

Fidelity Balanced Fund                 Interest in mutual funds                    7,840,840          8,398,054
                                       at $14.08 per unit

IDS New Dimensions Fund                Interest in mutual funds                   20,322,218         23,346,268
                                       at $20.71 per unit

Masterworks S&P 500 Stock Fund         Interest in mutual funds                   10,423,406         12,064,722
                                       at $15.91 per unit

JPM Pierpont Bond Fund                 Interest in mutual funds                    3,680,948          3,660,458
                                       at $10.21 per unit

JPM Pierpont Money Market Fund         Interest in mutual funds                   25,101,176         25,101,176
                                       at $1.00 per unit

Executive Life Insurance Company       Trust fund; interest rate --                  721,794                - -
                                       variable based on 30 day
                                       Treasury Bill rates; various
                                       maturity dates

*Participant loans                     Interest rate -- 6% to 13%;                        --         15,398,699
                                       various maturity dates


* Party in interest to the Plan.




                                                    JAMES RIVER CORPORATION OF VIRGINIA STOCKPLUS INVESTMENT PLAN


                                                           ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                                 for the year ended December 31, 1996


                                                                                              Expense
               Identity of Party                                                  Number of  Incurred with
         Involved/Description of Asset          Purchase Price  Selling Price  Transactions  Transactions    Cost     NetGain(Loss)
----------------------------------------------- --------------- -------------- ------------- ------------- ---------- -------------

I. Single transaction in excess of 5%:

      None


II. Series of transactions other than
      securities in excess of 5%:

      None

III. Series of transactions involving
      securities in excess of 5%:

      *James River Corporation of Virginia       $24,329,736          - -             24        $35,629   $24,329,736          - -
      Common Stock                                       - -   $34,562,951           589            - -    29,696,407    $4,866,545

      *Bank of New York Collective Short Term     59,733,502           - -           204            - -    59,733,502           - -
      Investment Fund                                    - -    59,755,407           356            - -    59,755,407           - -

      JPM Pierpont Money Market Fund              12,649,650           - -           118            - -    12,649,650           - -
                                                         - -    19,463,223           150            - -    19,456,385         6,838

IV. Security transactions with a party involved in a single reportable transaction:

      None

* Party in interest to the Plan.


TO ANNUAL REPORT ON FORM 11-K

The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.



Exhibit
Number                               Description

4 James River Corporation of Virginia StockPlus Investment Plan, Amended and Restated as of September 1,1996, filed herewith.

23                Consent of Independent Accountants, filed herewith.

                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                            JAMES RIVER CORPORATION OF VIRGINIA
                                            STOCKPLUS INVESTMENT PLAN



June 23, 1997                       /s/Michael J. Allan
-------------                       -----------------------------------
                                    Committee Member - Michael J. Allan



June 23, 1997                       /s/Clifford A. Cutchins, IV
-------------                       ------------------------------------
                                    Committee Member - Clifford A. Cutchins, IV



June 23, 1997                       /s/Daniel J. Girvan
-------------                       ------------------------------------
                                    Committee Member - Daniel J. Girvan



June 23, 1997                       /s/William A. Paterson
-------------                       ------------------------------------
                                    Committee Member - William A. Paterson